Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Stop 7010
Washington, DC 20549

Re:	U.S. Global Investors, Inc. Form 10-K for the Year Ended June 30, 2010 filed September 9, 2010 File No. 0-13928
Dear Mr. O’Brien:
We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received by facsimile dated February 23, 2011 (the “Comment Letter”) concerning the Form 10-K for U.S. Global Investor’s, Inc. (the “Company”) for the year ended June 30, 2010.
For the convenience of the Staff, we have repeated (in bold) your questions and set forth our responses directly below each question.
Form 10-K for the year ended June 30, 2010
Management’s Discussion and Analysis, page 14
Investment Management Products and Services, page 15
1.	We note your table of total net assets under management by fund type on page 2. On page 15, you state that investment management revenues are largely dependent on the total value and composition of assets under management, and that fluctuations in the markets and investor sentiment directly impact the Funds’ asset levels, thereby affecting income and results of operations. In future filings, please include performance information for each of your funds for each period presented. Fund performance information should include the inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented. This information will allow investors to better understand how fund performance has affected your financial statements.

Response:

The Company believes that the best source of fund performance information can be located on the Company’s website, www.usfunds.com, where shareholders can obtain the most current, publicly available information about each SEC-registered fund’s performance as of the most recent month end, including average annual total returns for the one-month, year-to-date, one-year, five-year, ten-year and since inception periods. Shareholders can also obtain each fund’s inception date and assets under management as of the most recent month end from the Company’s website. In preparing future filings, the Company will enhance its disclosures to provide shareholders with the details necessary to access this information on the Company’s website.
2.	Also, as assets under management (AUM) is a key component in providing a complete analysis of your investment management fees, please include a rollforward of your AUM on a consolidated basis and by fund type for each period presented in future filings, including your quarterly filings. Please include the following line items in your rollforward of AUM, at a minimum:
•	Cash inflows for new investments / sales

•	Cash inflows for reinvested distributions

•	Cash outflows for redemptions

•	Cash outflows for other distributions

•	Market appreciation / (depreciation)
Please also provide a detailed analysis of the changes that have impacted AUM during each of the periods presented. Specifically, provide a detailed analysis of the factors contributing to the gross cash inflows and outflows and the performance of your funds. If a material amount of redemptions are being made, please explain why. For your discussion of the performance impact on assets under management, you may need to discuss the specific performance of each of the funds. Finally, please link the changes in assets under management discussion to your explanation for the increase or decrease in investment management fees recognized for each period presented. As part of this analysis, disclose the average investment management fee earned for each period and explain the material factors impacting differences for each period presented. Please provide us with the disclosures you intend to include in future filings.

Response:

In future filings, the Company will provide a rollforward of assets under management on a consolidated basis and by fund type. Fund type shown was based on general management fee structure as well as flow patterns. The Company believes that net flows are more relevant than gross flows since advisory fees and operating results are based on net AUM and not gross inflows versus gross outflows. Accordingly the Company will provide an AUM rollforward with sales inflows netted with redemption outflows.

In addition, as requested, the Company will provide an analysis of the factors contributing to the changes in assets under management. The Company will also link this discussion of the changes in assets under management to the explanation of the increase or decrease in investment management fees recognized for each period presented. The Company will also disclose the average investment management fee earned for each period and explain the material factors impacting differences for each period presented.

Set forth below is an example of the supplemental information requested by the Staff using the periods that were included in the December 31, 2010, Form 10-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Management Products and Services

[Insert the following after the 3rd paragraph in the above referenced section in Form 10-Q]

The following tables summarize the changes in assets under management for the SEC-registered funds for the three and six months ended December 31, 2010, and 2009:

	Changes in Assets Under Management
	Three Months Ended December 31,
	2010			2009
		Fixed Income			Fixed Income
		and Money			and Money
(Dollars in Thousands)	Equity	Market	Total	Equity	Market	Total
Beginning Balance	$2,213,488	$372,059	$2,585,547	$2,073,952	$421,933	$2,495,885
Market appreciation/(depreciation)	399,755	(1,028)	398,727	214,886	(91)	214,795
Dividends and distributions	(144,175)	(383)	(144,558)	(24,874)	(334)	(25,208)
Net shareholder purchases/(redemptions)	174,142	(18,390)	155,752	(31,447)	(19,195)	(50,642)

Ending Balance	$2,643,210	$352,258	$2,995,468	$2,232,517	$402,313	$2,634,830

Average investment management fee	1.00%	0.00%	0.87%	1.02%	0.00%	0.86%
Average net assets	$2,440,013	$362,790	$2,802,803	$2,208,383	$413,608	$2,621,991

	Changes in Assets Under Management
	Six Months Ended December 31,
	2010			2009
		Fixed Income			Fixed Income
		and Money			and Money
(Dollars in Thousands)	Equity	Market	Total	Equity	Market	Total
Beginning Balance	$1,985,203	$382,062	$2,367,265	$1,757,070	$439,827	$2,196,897
Market appreciation/(depreciation)	734,070	57	734,127	579,924	1,395	581,319
Dividends and distributions	(144,175)	(743)	(144,918)	(24,874)	(656)	(25,530)
Net shareholder purchases/(redemptions)	68,112	(29,118)	38,994	(79,603)	(38,253)	(117,856)

Ending Balance	$2,643,210	$352,258	$2,995,468	$2,232,517	$402,313	$2,634,830

Average investment management fee	1.00%	0.00%	0.87%	0.97%	0.02%	0.80%
Average net assets	$2,237,640	$370,597	$2,608,237	$2,052,955	$422,368	$2,475,323
As shown above, assets under management increased for each period compared to the previous period. The deterioration of the global financial markets during the second half of 2008 and early 2009 resulted in considerable volatility within global credit and equity markets, which in turn had a significant negative impact on the Company’s assets under management. Starting in late March 2009 through the end of 2009, the financial markets rebounded strongly as investor confidence improved and credit market conditions eased. Stock market performance was marked by wide swings in 2010. Equities linked to gold and broader natural resources, where most of the assets managed by the Company are invested, were also volatile.

The global financial crisis and subsequent volatility in markets were significant factors in the shareholder activity shown. As markets started to recover, shareholder activity also began to improve.

The increase in assets under management in all periods was driven by both shareholder flows and market appreciation in the equity funds, primarily in the natural resources category. Fixed income funds experienced a net decrease as shareholders sought alternatives to low yields.

Our average annualized investment management fee rate (total mutual fund advisory fees, excluding performance fees, as a percentage of average assets under management) was 87 and 86 basis points in the second quarter and first six months of fiscal 2011, respectively, compared to 86 and 80 basis points in the second quarter and first six months of fiscal 2010. The average investment management fee for equity funds has remained relatively stable for fiscal 2011. The increase in the average rate in fiscal 2010 was due to modifying the agreement to waive fees and/or reduce expenses. The agreement changed from a contractual to a voluntary agreement effective October 1, 2009, and caps on equity funds were modified. The average investment management fee for the fixed income funds is nil or close to nil for the periods. This is due to voluntary fee waivers on these funds as discussed in Note 5 to the financial statements, including a voluntary agreement to support the yields for the money market funds.

Results of Operations — Three Months Ended December 31, 2010, and 2009

Revenues

Addition to discussion of mutual fund advisory fees:

The average investment management fee rate was 87 basis points in the second quarter of fiscal 2011 compared to 86 basis points in the second quarter of fiscal 2010.

Results of Operations — Six Months Ended December 31, 2010, and 2009

Revenues

Addition to discussion of mutual fund advisory fees:

The average investment management fee rate was 86 basis points in the first six months of fiscal 2011 compared to 80 basis points in the first six months of fiscal 2010. The increase in the average rate was due to modifying the agreement to waive fees and/or reduce expenses as noted in the discussion under Investment Management Products and Services.

3.	In future filings, please disclose the policy concerning redemptions of your AUM. It may be appropriate to provide such disclosures by fund type. For example, state whether the shareholders of your funds are required to give advance notice prior to redemption and if so, the extent of notice required. We note the limited discussion of redemptions related to your Level 2 and Level 3 investments on pages 35-36.

Response:

In future filings, the Company will disclose the policy concerning redemptions of shares in the funds managed by the Company. SEC-registered mutual fund shareholders are not required to give advance notice prior to redemption of shares in the funds; however, the equity funds charge a redemption fee if the fund shares have been held for less than a predetermined period of time. The fixed income and money market funds charge no redemption fee.

Shareholders in the two offshore funds managed by the Company are generally required to provide at least 45 days notice prior to the proposed redemption date.

The discussion of redemptions related to the Level 2 and Level 3 investments referred to by the Staff in the Comment Letter relates to the Company’s proprietary investments, not redemptions of shares in the funds managed by the Company.
Consolidated Results of Operations, page 16
4.	When discussing the increase in distribution and administrative services fees, you disclose that fiscal 2009 included only nine months of fees while fiscal 2010 included a full year of fees. Please tell us and disclose in future filings why fiscal 2009 included only nine months of fees. We note your disclosure on page 19 that effective November 7, 2008, you assumed the day-to-day management of both Funds and the subadvisory fees were reduced, and on page 31 that on November 6, 2008, you terminated your relationship with Endeavour Financial Corp. as the adviser to its equity portfolio. However, it is not clear how these events impact, if at all, the recognition of distribution and administrative services fees.

Response:

Fiscal 2009 included only nine months of distribution and administrative services fees because the implementation of the initial agreements relating to these fees was effective October 1, 2008. As the Company’s fiscal year 2009 began on July 1, 2008, only distribution and administrative services fees from October 2008 through June 2009 (nine months) were recorded in fiscal 2009. Thereafter, a full year’s revenue from these fees was included in the financial statements. While this explanation was included in Note 4, we will expand the disclosure in other areas in future filings as needed to improve clarity.

The disclosure noted by the Staff with respect to assuming day-to-day management of two funds effective November 7, 2008, relates to two SEC-registered mutual funds, the Eastern European Fund and the Global Emerging Markets Fund, previously subadvised by Charlemagne Capital (IOM) Limited and subsequently managed by the Company. This event was not related to and had no impact on implementation or recognition of the distribution and administrative service fees.

With respect to the events described by the Staff relating to Endeavour Financial Corp., the Company managed the equity portfolio for Endeavour Financial Corp., but did not charge separate distribution or administrative services fees on the portfolio, thus this relationship had no impact on the implementation or recognition of distribution and administrative services fee revenues.
Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 47
5.	We note your disclosure regarding disclosure controls and procedures. The definition you have provided does not fully conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Specifically, you do not state whether your disclosure controls and procedures were also effective to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of June 30, 2010.
Response:

Management confirms that its conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of June 30, 2010. In future filings, the Company will revise its description to state that our disclosure controls and procedures were also effective to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me by phone at (210) 308-1276 or by facsimile at (210) 308-1220.
Sincerely,

/s/ Catherine A. Rademacher
Catherine A. Rademacher
Chief Financial Officer U.S. Global Investors, Inc.

cc:	Frank E. Holmes, U.S. Global Investors, Inc. Susan B. McGee, U.S. Global Investors, Inc. Jenn Do, Securities and Exchange Commission